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                              March 29, 2023

       Steven Keller
       Chief Financial Officer
       Rush Enterprises, Inc.
       555 IH 35 South
       New Braunfels, TX 78130

                                                        Re: Rush Enterprises,
Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed February 23,
2023
                                                            File No. 000-20797

       Dear Steven Keller:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures
       Management's Annual Report on Internal Control over Financial Reporting, page 80

   1. Please tell us why you have not disclosed management's assessment of your internal control over financial
reporting, including a statement as to whether or not internal control over financial
reporting is effective. Refer to Item 308(a)(3) of Regulation S-K.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steven Keller
Rush Enterprises, Inc.
March 29, 2023
Page 2

       You may contact Scott Stringer at 202-551-3272 or Adam Phippen at 202-551-3336 with any questions.



FirstName LastNameSteven Keller                         Sincerely,
Comapany NameRush Enterprises, Inc.
                                                        Division of Corporation
Finance
March 29, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName